FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 4th, 2006

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Nova Measuring Instruments Note for a Conference call for 2006 First Quarter Results release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 4th, 2006	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS 2006 FIRST QUARTER RESULTS RELEASE

Conference Call Scheduled for May 10th, 2006 at 9am EDT

REHOVOTH, Israel – May 4, 2006 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it will release its first quarter 2006 results on May 10th 2006 before the US markets open. It will also host a conference call to discuss those results on May 10th, 2006, at 09:00 am EDT.

On the call, Dr. Giora Dishon, President & CEO, and Mr. Dror David, CFO and Vice President Finance, will review and discuss the first quarter results and other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1-866-652-8972
U.K. Dial-in Number: 0-800-917-9141
ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609
At:
9:00 p.m. Eastern Time
6:00 a.m. Pacific Time
4:00 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available from May11th, 2006 through June11th, 2006, on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.

This press release contains forward-looking statements relating to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 28, 2005. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.